WidePoint Corporation
18W100 22nd Street
Oakbrook Terrace, Illinois 60181

November 10, 2010

Room 4561

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:       WidePoint Corporation
               Form 10-K for the Year Ended December 31, 2009
               Filed March 31, 2010
               File No. 001-33035

Dear Ms. Collins:

WidePoint Corporation (the “Company”) has reviewed your letter dated November 1, 2010 (the “November 1 Comment Letter”) regarding the Company’s Form 10-K referenced above.  The Company responds to the November 1 Comment Letter as set forth below.  The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the November 1 Comment Letter.  In addition, for your convenience, we have restated each of your comments as set forth in the November 1 Comment Letter immediately preceding each of our responses below.

Form 10-K for the Year Ended December 31, 2009

Part 1

Item 1. Business

1.
Please provide a more detailed description of the material terms of your agreements with the Transportation Security Administration, the Department of Homeland Security and the Washington Headquarters Services.  Given the percentage of your total revenues derived from these customers, a more detailed description of the material terms of these agreements would provide investors with a better understanding of your business taken as a whole.

RESPONSE:  Pursuant to your comment:  the Company will prospectively comply with your request in future filings and provide more detailed descriptions of the material terms of these agreements where any singular agreement is deemed to be material to the Company.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-11

2.
Your revenue recognition policy states that you apply the principles prescribed in ASC 605-25 when arrangements with customers on PKI related contracts involve multiple deliverable elements.  We also note on page F-11 that the company generates revenues from the delivery of non-customized software from the sale of PKI credentials.  Please confirm if you account for PKI arrangements under the software revenue recognition guidance.  If so, please revise your disclosures in future filings to reference ASC 985-605-25.  If not, then please provide us with your analysis as to why ASC 985-605 is not applicable to such arrangements.

RESPONSE:  Pursuant to your comment:  We confirm that we account for our PKI arrangements under the software revenue recognition guidance ASC 985-605-25-3 for arrangements that do not require significant production, modification or customization of software and will revise our disclosures prospectively in future filings.

Ms. Kathleen Collins
November 10, 2010

3.
In addition, please tell us whether you account for other products or services (e.g., Protexx products, Vuance products in 2010, software reselling services, etc.) under the software revenue recognition guidance and your consideration for disclosing such policies if material and applicable.

RESPONSE:  Pursuant to your comment:  Where applicable we confirm that we account for related arrangements sold by either Protexx and or our Advanced Response Concepts (as purchased from Vuance in February 2010) subsidiaries under software revenue recognition guidance under ASC 985-605.  During fiscal year 2009, no material arrangements and or agreements were in place with Protexx as they were a development stage company.  Our Advance Response Concepts subsidiary (formerly the assets purchased from Vuance in February of 2010) did not undertake any business in fiscal year 2009 and as such no material arrangements and or agreements were in place.  For fiscal year 2010 any material arrangements and or agreements that occur in fiscal year 2010 will be disclosed where those arrangements are found to be material and applicable.  We will specifically identify the type of any such arrangements and the applicable section under ASC 985-605 that applies.  In determination of that materiality we review scope of work, size of arrangements and or contracts, and period of performance.

4.
We further note that when arrangements with customers involve multiple deliverable elements, your policy is to allocate the revenue to each component using the residual value method based on the fair value of the undelivered elements.  Please tell us how you derive the fair value of each of your undelivered elements with reference to specific accounting guidance.  Additionally, if you have multiple element arrangements set aside from your PKI related contracts, please tell us how you considered describing the nature of such arrangements.  If not, then please clarify your disclosures in future filings that the PKI related contracts are your only multiple element arrangements.

RESPONSE:  Pursuant to your comment:  We derive the fair value of each of our elements in multiple-element arrangements based upon Company specific objective evidence of fair value for these elements.  The value of undelivered elements (typically maintenance, hardware, and/or non-customized software elements) is allocated based upon the price charged for the same element when sold separately.  We consider our historical pricing for volume discounts based upon the size of the contract and apply such over each element.

*           *           *

In connection with responding to the November 1 Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Form 10-K, please contact the undersigned or the Company’s outside counsel, Thomas L. James, Esq., Foley & Lardner LLP, 3000 K Street N.W., Washington, D.C. 20007; Telephone No.: (202) 672-5300, Facsimile No.: (202) 672-5389.

Sincerely,

/s/ James T. McCubbin
James T. McCubbin, Chief Financial Officer